Exhibit 99.1
Income Statement by activity
Unaudited

	For the six months ended June 30, 2022			For the six months ended June 30, 2021(1)
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	87,999	87,751	326	72,610	72,543	125
Cost of revenues	69,865	69,757	186	58,301	58,289	70
Selling, general and other costs	4,460	4,404	56	4,550	4,531	19
Research and development costs	2,547	2,547	—	2,046	2,046	—
Gains/(losses) on disposal of investments	31	31	—	2	2	—
Restructuring costs	838	838	—	371	371	—
Operating income	10,320	10,236	84	7,344	7,308	36
Net financial expenses	431	431	—	217	217	—
Profit before taxes	9,889	9,805	84	7,127	7,091	36
Tax expense	1,985	1,970	15	1,729	1,714	15
Share of the profit of equity method investees	56	(285)	341	402	73	329
Result from intersegment investments	—	410	—	—	350	—
Net profit from continuing operations	7,960	7,960	410	5,800	5,800	350
Profit from discontinued operations, net of tax	—	—	—	990	990	—
Net profit	7,960	7,960	410	6,790	6,790	350

Adjusted operating income(2)	12,374	12,292	82	n.a.	n.a.	n.a.
Pro Forma Adjusted operating income(2)	n.a.	n.a.	n.a.	8,622	8,580	42
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Figures presented for Industrial activities and Financial services include intersegment transactions.
(1) On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into Fiat Chrysler Automobiles N.V. (“FCA N.V.”), with FCA N.V. as the surviving company in the merger (the “merger”). On January 17, 2021, the current members of the board of directors were appointed, the Stellantis articles of association became effective, and the combined company was renamed Stellantis N.V. On this date, the Stellantis management and board of directors collectively obtained the power and ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination. PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. (Faurecia) as a discontinued operation as of January 1, 2021. As the acquisition date of business combination was January 17, 2021, the results of FCA for the period January 1 -16, 2021 are excluded from the results for the six months ended June 30, 2021.
(2) The reconciliation of Net profit from continuing operations to Adjusted operating income and to Pro Forma Adjusted operating income for the Company is included in the Stellantis Semi-Annual Report as of and for the six months ended June 30, 2022 - Management discussion and analysis - Company results. The Adjusted operating income for the six months ended June 30, 2021 is reported on a pro-forma basis thus including the results of FCA for the period January 1 -16, 2021.
n.a. = not applicable

Statement of Financial Position by activity
Unaudited

	At June 30, 2022			At December 31, 2021
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	32,115	31,984	131	29,921	29,802	119
Other intangible assets	18,223	18,118	105	16,635	16,542	93
Property, plant and equipment	37,192	37,117	75	35,488	35,443	45
Investments	6,129	8,396	4,761	6,022	7,847	4,591
Deferred tax assets	1,888	1,849	39	1,927	1,893	34
Inventories	15,722	15,698	24	11,361	11,342	19
Assets sold with a buy-back commitment	2,295	2,295	—	2,134	2,134	—
Trade receivables	4,395	4,456	73	2,998	3,049	51
Tax receivables	379	382	4	390	383	7
Other assets and prepaid expenses	14,194	10,977	3,921	12,628	9,797	3,752
Financial assets	3,036	2,922	150	2,510	2,409	152
Cash and cash equivalents	46,355	45,278	1,077	49,629	48,616	1,013
Assets held for sale	303	154	149	123	123	—
TOTAL ASSETS	182,226	179,626	10,509	171,766	169,380	9,876
Equity and Liabilities
Equity	65,623	65,623	7,028	56,307	56,307	6,417
Employee benefits liabilities	7,661	7,661	—	8,749	8,748	1
Provisions	19,583	19,472	114	17,179	17,085	96
Deferred tax liabilities	4,745	4,738	7	4,374	4,368	5
Debt	28,164	25,900	3,000	33,582	31,533	3,018
Trade payables	31,448	31,455	103	28,181	28,177	70
Other financial liabilities	60	60	—	95	95	—
Tax liabilities	1,344	1,324	27	1,113	1,086	35
Other liabilities	23,572	23,367	230	22,135	21,930	234
Liabilities held for sale	26	26	—	51	51	—
TOTAL EQUITY AND LIABILITIES	182,226	179,626	10,509	171,766	169,380	9,876
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Figures presented for Industrial activities and Financial services include intersegment transactions.

Statement of Cash Flows by activity
Unaudited

	For the six months ended June 30, 2022			For the six months ended June 30, 2021
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Consolidated profit from continuing operations	7,960	7,960	410	5,800	5,800	350
Adjustments for non-cash items
depreciation and amortization	3,225	3,213	12	2,647	2,662	(15)
(gains) losses on disposals	7	4	3	36	36	—
change in deferred taxes	(142)	(140)	(2)	206	206	—
other non cash items	185	155	30	(377)	(266)	(111)
Change in provision	1,400	1,382	18	(2,440)	(2,447)	7
Result of equity method investments net of dividends received	84	(50)	(276)	117	(150)	(83)
Change in carrying amount of leased vehicles	(75)	(48)	(27)	391	398	(7)
Changes in working capital	(2,801)	(2,762)	(39)	(765)	(602)	(160)
Net cash from (used in) operating activities of discontinued operations	—	—	—	—	—	—
Net cash from (used in) operating activities	9,843	9,714	129	5,615	5,637	(19)
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies	107	107	—	(3)	(4)	1
Acquisitions of consolidated subsidiaries and equity method and other investments	(194)	(293)	—	(137)	(137)	—
Cash and cash equivalents of FCA at the Merger	—	—	—	22,514	22,185	329
Proceeds from disposals of tangible and intangible assets	74	73	1	53	53	—
Investments in property, plant and equipment and intangible assets	(3,963)	(3,942)	(21)	(4,623)	(4,614)	(9)
Change in amounts payable on property, plant and equipment and intangible assets	(446)	(446)	—	(368)	(368)	—
Net change in receivables from financing activities	(319)	37	(354)	(560)	67	(693)
Other changes	75	71	4	48	48	—
Net cash from used in investing activities of discontinued operations	—	—	—	(3,117)	(3,117)	—
Net cash from (used in) investing activities	(4,666)	(4,393)	(370)	13,807	14,113	(372)
Distributions paid	(3,260)	(3,260)	(2)	(4,199)	(4,199)	—
Proceeds from issuance of shares	—	—	99	242	242	—
(Purchases) sales of treasury shares	1	1	—	(2)	(2)	—
Changes in debt and other financial assets and liabilities	(6,643)	(6,787)	160	2,200	1,686	577
Change in securities	(212)	(231)	20	—	—	—
Other changes	26	9	—	(42)	(48)	6
Net cash from (used in) financing activities of discontinued operations	—	—	—	—	—	—
Net cash from (used in) financing activities	(10,088)	(10,268)	277	(1,801)	(2,321)	583
Effect of changes in exchange rates	1,637	1,609	28	298	293	5
Increase (decrease) in cash from held for sale	—	—	—	—	—	—
Increase (decrease) in cash	(3,274)	(3,338)	64	17,919	17,722	197
Net cash and cash equivalents at beginning of period	49,629	48,616	1,013	22,893	22,301	592
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	46,355	45,278	1,077	40,812	40,023	789
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Figures presented for Industrial activities and Financial services include intersegment transactions.